File No. 812-14449

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SECOND AMENDMENT AND RESTATEMENT OF AN APPLICATION

FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

THE GUARDIAN SEPARATE ACCOUNT K

THE GUARDIAN SEPARATE ACCOUNT M

THE GUARDIAN SEPARATE ACCOUNT N

THE GUARDIAN SEPARATE ACCOUNT R

Communications, Notice and Order to:

Richard T. Potter, Jr.

Senior Vice President, Counsel and

Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

Copies to:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

November 10, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

THE GUARDIAN SEPARATE ACCOUNT K THE GUARDIAN SEPARATE ACCOUNT M

THE GUARDIAN SEPARATE ACCOUNT N THE GUARDIAN SEPARATE ACCOUNT R	SECOND AMENDMENT AND RESTATEMENT OF AN APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

7 Hanover Square
New York, New York 10004

File No. 812-14449

The Guardian Insurance & Annuity Company, Inc. (the “Company”), The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N (each, a “Life Account”) and The Guardian Separate Account R (the “Annuity Account”) (together, the “Applicants”) hereby submit this application (the “Application”) to request an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares (each, a “Substitution,” and collectively, the “Substitutions”) of the securities described herein currently held by the Life Account and the Annuity Account (each an “Account,” and collectively, the “Accounts”) to support variable life insurance policies and variable annuity contracts issued by the Company (each a “Contract,” and collectively, the “Contracts”).

I. DESCRIPTION OF THE APPLICANTS AND THE CONTRACTS

A.	Applicants

1.	The Company

The Company is a stock life insurance company incorporated in the State of Delaware in 1970. The Company is the issuer of the Contracts and is licensed to conduct an insurance business in all fifty states of the United States and the District of Columbia. The Company had total admitted assets (on a statutory basis) of over $15.6 billion as of December 31, 2014. For purposes of the 1940 Act, the Company is the depositor and sponsor of the Accounts, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

The Company is wholly owned by The Guardian Life Insurance Company of America (“Guardian Life”), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2014, Guardian Life had total admitted assets (on a statutory basis) in excess of $45.2 billion. Guardian Life does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

2.	The Accounts

Each Account is a “separate account” as defined in Rule 0-1(e) under the 1940 Act and is registered with the Commission as a unit investment trust under the 1940 Act as shown in the table below.1 Unless otherwise indicated, the interests in each Account offered through the Contracts have also been registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 for the variable annuity Contracts offered under the Annuity Account, and on Form N-6 for the variable life insurance Contracts offered under the Life Accounts.2 A list of the Accounts and Contracts is attached hereto as Appendix A. Each Account was established by the Board of Directors of the Company under the laws of the State of Delaware as follows:

Separate Account	Date Established	1940 Act File No.
The Guardian Separate Account K	November 18, 1993	811-08736
The Guardian Separate Account M	February 27, 1997	811-08357
The Guardian Separate Account N	September 23, 1999	811-09725
The Guardian Separate Account R	March 12, 2003	811-21438

Each Account supports certain Contracts issued by the Company. Each Account consists of investment divisions, each corresponding to a registered open-end management investment company or a series of a registered open-end management investment company in which the Account invests. The assets of each Account equal to its reserves and other liabilities are not chargeable with the Company’s obligations except those under Contracts issued through such Account. Income, gains and losses, whether or not realized, of each Account are kept separate from other income, gains or losses of the Company and other separate accounts. The income and capital gains or capital losses of each investment division, whether realized or unrealized, are credited to or charged against the assets held in that division according to the terms of the applicable Contract, without regard to other income, capital gains or capital losses of the other investment divisions of the Company.

Delaware law provides that the assets and liabilities of the Accounts may not be used to satisfy liabilities arising from any other business the Company may conduct. The assets supporting Contract values maintained in the variable investment options are not available to meet the claims of the Company’s general creditors. The Company may also retain in the Accounts assets that exceed the

[1]	Pursuant to Rule 0-4 under the 1940 Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
[2]

Pursuant to Rule 0-4 under the 1940 Act, the registration statements for each Contract under the Accounts are incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations in this Application.

reserves and other liabilities of the Accounts. Such assets can include the Company’s direct contributions to the Accounts or the investment results attributable to the Company’s retained assets. Because such retained assets do not support Contract values, the Company may transfer them from the Accounts to its general account. The Company is obligated to pay all amounts promised under the Contracts.

B.	The Contracts

The Contracts are flexible premium or modified scheduled premium variable life insurance policies and variable annuity contracts. The variable life insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or indexed basis, throughout the insured’s life (or the insureds’ lives in the case of joint survivorship Contracts), and the payment of a death benefit upon the death of the insured(s). The variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis. The variable annuity Contracts also provide for the payment of a death benefit. Under each of the Contracts, the Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of one registered open-end management investment company available as a variable investment option for shares of another registered open-end management investment company.

For so long as a variable life insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract owner may transfer all or part of their accumulation values among the variable investment options under their Contracts, subject to certain limits as described in the applicable Contract prospectus, or to a fixed or indexed account in the case of some of the Contracts. The Company may take steps to limit frequent or unusually large transfers in order to prevent market timing activity. For example, the Company reserves the right to impose a fee of $25 per transfer for transfers in excess of twelve per Contract year, as described in the applicable Contract prospectus. The terms and conditions, including charges and expenses, applicable to each Contract are described in the prospectus relating to such Contract. Guaranteed living benefit rider features are available with certain Contracts (each, a “Living Benefit Rider”). The terms of the Living Benefit Riders offered by the Company limit the available investment options to identified allocation models consisting of a specified selection of registered open-end management investment companies available as variable investment options under the applicable Contract. Any applicable Contract guarantees, such as annuity payments and death benefits, are guaranteed solely by the financial strength and claims-paying ability of the Company.

C.	The Portfolios

1.	Pioneer Variable Contracts Trust (811-08786)

Pioneer Variable Contracts Trust was organized as a Delaware statutory trust on September 16, 1994. It is registered under the 1940 Act as an open-end management investment company. Pioneer Disciplined Value VCT Portfolio, a series of Pioneer Variable Contracts Trust, would be involved in the proposed Substitutions.

Pioneer Disciplined Value VCT Portfolio

Pioneer Disciplined Value VCT Portfolio offers Class II shares. Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares of the Pioneer Disciplined Value VCT Portfolio.

Pioneer Investment Management, Inc. serves as the investment adviser and receives a management fee from the Pioneer Disciplined Value VCT Portfolio. Pioneer Investment Management, Inc. is a registered investment adviser.

2.	Columbia Funds Variable Series Trust II (811-146374)

Columbia Funds Variable Series Trust II was organized as a Massachusetts business trust on September 11, 2007. Its former name was RiverSource Variable Series Trust, and it was renamed Columbia Funds Variable Series Trust II as of April 25, 2011. It is registered under the 1940 Act as an open-end management investment company. Columbia Variable Portfolio – Seligman Global Technology Fund, a series of Columbia Funds Variable Series Trust II, would be involved in the proposed Substitutions.

Columbia Variable Portfolio – Seligman Global Technology Fund

Columbia Variable Portfolio-Seligman Global Technology Fund offers Class 1 and Class 2 shares. Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

Columbia Management Investment Advisers, LLC serves as the investment manager and receives a management fee from the Columbia Variable Portfolio-Seligman Global Technology Fund. Columbia Management Investment Advisers, LLC is a registered investment adviser.

3.	Dreyfus Variable Investment Fund (811-5125)

Dreyfus Variable Investment Fund was organized as a Massachusetts business trust on October 29, 1986. It is registered under the 1940 Act as an open-end management investment company. Appreciation Portfolio, a series of Dreyfus Variable Investment Fund, would be involved in the proposed Substitutions.

Appreciation Portfolio

The Appreciation Portfolio of the Dreyfus Variable Investment Fund offers Initial shares and Service shares. Contract owners who would be affected by the proposed Substitutions are currently invested in Service shares.

The Dreyfus Corporation serves as the investment adviser and receives a management fee from the Appreciation Portfolio. The Dreyfus Corporation is a registered investment adviser. Fayez Sarofim & Co. serves as the sub-investment adviser.

4.	AB Variable Products Series Fund, Inc. (811-05398)

AB Variable Products Series Fund, Inc. was organized as a Maryland corporation on November 17, 1987 under the name “Alliance Variable Products Series Fund, Inc.” The name of the Fund became “AllianceBernstein Variable Products Series Fund, Inc.” on May 1, 2003. AllianceBernstein Variable Products Series Fund, Inc. changed its name to the AB Variable Products Series Fund, Inc. on March 31, 2015. It is registered under the 1940 Act as an open-end management investment company. AB VPS International Value Portfolio, a series of AB Variable Products Series Fund, Inc., would be involved in the proposed Substitutions.

AB VPS International Value Portfolio

AB VPS International Value Portfolio offers Class A shares and Class B shares. Contract owners who would be affected by the proposed Substitutions are currently invested in Class B shares.

AllianceBernstein L.P. serves as the investment adviser and receives a management fee from the AB VPS International Value Portfolio. AllianceBernstein L.P. is a registered investment adviser.

5.	Janus Aspen Series (811-07736)

Janus Aspen Series was organized as a Delaware statutory trust on May 20, 1993. It is registered under the 1940 Act as an open-end management investment company. Global Technology Portfolio, a series of Janus Aspen Series, would be involved in the proposed Substitutions.

Global Technology Portfolio

Global Technology Portfolio offers Institutional shares and Service shares. Contract owners who would be affected by the proposed Substitutions would receive Service shares as a result of the proposed Substitutions.

Janus Capital Management LLC serves as the investment adviser and receives an investment advisory fee from the Global Technology Portfolio. Janus Capital Management LLC is a registered investment adviser.

6.	Putnam Variable Trust (811-05346)

Putnam Variable Trust is a Massachusetts business trust organized on September 24, 1987. It is registered under the 1940 Act as an open-end management investment company. Putnam VT Investors Fund, a series of the Putnam Variable Trust, would be involved in the proposed Substitutions.

Putnam VT Investors Fund

Putnam VT Investors Fund offers class IA shares and class IB shares. Contract owners who would be affected by the proposed Substitutions would receive class IB shares as a result of the proposed Substitutions.

Putnam Investment Management, LLC serves as the investment adviser and receives a management fee from the Putnam VT Investors Fund. Putnam Investment Management, LLC is a registered investment adviser.

7.	AB Variable Products Series Fund, Inc. (811-05398)

AB Variable Products Series Fund, Inc. was organized as a Maryland corporation on November 17, 1987 under the name “Alliance Variable Products Series Fund, Inc.” The name of the Fund became “AllianceBernstein Variable Products Series Fund, Inc.” on May 1, 2003. AllianceBernstein Variable Products Series Fund, Inc. changed its name to the AB Variable Products Series Fund, Inc. on March 31, 2015. It is registered under the 1940 Act as an open-end management investment company. AB VPS Growth and Income Portfolio, a series of AB Variable Products Series Fund, Inc., would be involved in the proposed Substitutions.

AB VPS Growth and Income Portfolio

AB VPS Growth and Income Portfolio offers Class A shares and Class B shares. Contract owners who would be affected by the proposed Substitutions would receive Class B shares as a result of the proposed Substitutions.

AllianceBernstein L.P. serves as the investment adviser and receives a management fee from the AB VPS Growth and Income Portfolio. AllianceBernstein L.P. is a registered investment adviser.

8.	Franklin Templeton Variable Insurance Products Trust (811-05583)

Franklin Templeton Variable Insurance Products Trust was originally organized as a Massachusetts business trust on April 26, 1988 and was reorganized as a Delaware statutory trust on October 18, 2006, effective May 1, 2007. It is registered under the 1940 Act as an open-end management investment company. Templeton Foreign VIP Fund, a series of Franklin Templeton Variable Insurance Products Trust, would be involved in the proposed Substitutions.

Templeton Foreign VIP Fund

Templeton Foreign VIP Fund currently offers Class 1, Class 2 and Class 4 shares. Contract owners who would be affected by the proposed Substitutions would receive Class 2 shares as a result of the proposed Substitutions.

Templeton Investment Counsel, LLC serves as the investment adviser and receives a management fee from the Templeton Foreign VIP Fund. Templeton Investment Counsel, LLC is a registered investment adviser.

II. THE PROPOSED SUBSTITUTIONS

The Applicants propose the following Substitutions:

Substitution	Existing Fund	Replacement Fund
1.	Pioneer Disciplined Value VCT Portfolio – Class II Shares	AB VPS Growth and Income Portfolio – Class B Shares

2.	Columbia Variable Portfolio – Seligman Global Technology Fund – Class 2 Shares	Janus Aspen Series – Global Technology Portfolio – Service Shares

3.	Dreyfus Variable Investment Fund: Appreciation Portfolio—Service Class Shares	Putnam VT Investors Fund – Class IB Shares

4.	AB VPS International Value Portfolio – Class B Shares	Templeton Foreign VIP Fund – Class 2 Shares

A.	Summary of the Proposed Substitutions

The Applicants propose to replace the shares of each of the funds to be substituted (each, an “Existing Fund”) with shares of a substituted fund (each, a “Replacement Fund”). Each Existing Fund’s shares will be redeemed for cash, and the cash from the redemption will be used to purchase shares of the respective Replacement Fund. The Company or its affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

The proposed Substitutions are part of a continued and overall effort by the Company to provide existing Contract owners with more attractive investment allocation options under the Contracts. The proposed Substitutions and the selection of the Replacement Funds were not motivated by any financial consideration paid or to be paid to the Company or its affiliates by the respective Replacement Fund, its adviser or underwriter, or their affiliates. The primary purposes of the proposed Substitutions are as follows:

(1) Competitive Long-Term Returns: In their review, the Applicants considered the historical performance of the proposed Replacement Funds. The proposed Substitutions are expected to provide competitive long-term returns as compared to the Existing Funds.

(2) Lower Net Operating Expenses: Contract owners with subaccount balances invested in shares of each Existing Fund will have lower net operating expenses immediately after the proposed Substitutions.

(3) Consistency (Risk/Return Characteristics): The Replacement Funds have sufficiently similar investment objectives, strategies, and risks as those of the Existing Funds. Therefore, the investment objectives and risk expectations of Contract owners will continue to be met following the proposed Substitutions.

(4) No Expense to Contract Owners: The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a sufficiently similar fund without interruption and without any cost to them. Contract owners will not bear any expenses in connection with the proposed Substitutions, including legal, accounting, brokerage, and other fees and expenses. The Contract values of the Contract owners affected by the proposed Substitutions will not change as a result of the substitution of each Replacement Fund with the corresponding Existing Fund. The proposed Substitutions will not result in an increase in the Contract fees and charges currently being paid by Contract owners. Applicants will not receive, for three years from the date of the proposed Substitutions (the “Substitution Date”), any direct or indirect benefits from the applicable Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

B.	Comparison of Principal Investment Objectives and Strategies, Principal Risks, Expenses and Historical Performance

The following discussion provides a summary description of each Existing Fund and its proposed Replacement Fund, including a comparison of each fund’s principal investment objectives and strategies, principal risks, assets, expenses and performance history. In the summary descriptions below, the terms “fund” and “portfolio” are used interchangeably. The discussion below is qualified in its entirety by each Existing Fund’s and each Replacement Fund’s prospectus and Statement of Additional Information, each of which is incorporated by reference herein.

PROPOSED SUBSTITUTION 1

Replacement of Pioneer Disciplined Value VCT Portfolio (the “Pioneer Fund” or “Existing Fund”) with AB VPS Growth and Income Portfolio (the “AB Growth and Income Fund” or “Replacement Fund”).

1.	Investment Adviser; Portfolio Management; Investment Objective; Principal Investment Strategies; Principal Risks

Existing Fund	Replacement Fund

Pioneer Fund	AB Growth and Income Fund

Investment Adviser	Investment Adviser

Pioneer Investment Management, Inc. (“Pioneer”), 60 State Street, Boston, Massachusetts 02109. Pioneer is an indirect, wholly owned subsidiary of UniCredit S.p.A.	AllianceBernstein L.P (the “Adviser”), 1345 Avenue of the Americas, New York, New York 10105.

Portfolio Management	Portfolio Management

Day-to-day management of the Pioneer Fund is the responsibility of Craig Sterling, Senior Vice President and Head of Equity Research, U.S. (since 2015); John Peckham, Senior Vice President (since 2013); Ashesh Savla, Vice President and Team Leader of U.S. Quantitative Research (since 2013); and Brian Popiel, Vice President and Senior Equity Analyst (since 2013).	Day-to-day investment decisions for the AB Growth and Income Fund are made by the Relative Value Investment Team, led by Frank V. Caruso, CFA, Senior Vice President of AllianceBernstein L.P. and Chief Investment Officer of the Relative Value Investment Team. Mr. Caruso has served on the AB Growth and Income Fund’s portfolio management team since 2001.

Investment Objective	Investment Objective

Long-term capital growth.	Long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The portfolio invests primarily in equity securities of U.S. issuers. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, depositary receipts, warrants, rights, equity interests in real estate investment trusts (REITs) and preferred stocks. The portfolio may invest in issuers of any market capitalization. The portfolio may invest in securities in any industry or market sector. The portfolio may invest in fewer than 40 securities. The portfolio may invest in initial public offerings of equity securities. In addition, the portfolio may invest up to 10% of its total assets in securities of non-U.S. issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging market issuers. The portfolio may invest in debt securities. Generally, the portfolio may acquire investment grade debt securities, but the portfolio may invest up to 5% of its net assets in below investment grade debt securities (known as

The portfolio invests primarily in the equity securities of U.S. companies that the Adviser believes are undervalued, focusing on dividend-paying securities. The Adviser believes that, over time, a company’s stock price will come to reflect its intrinsic economic value. The Portfolio may invest in companies of any size and in any industry.

The Adviser depends heavily upon the fundamental analysis and research of its internal research staff in making investment decisions for the portfolio. The research staff follows a primary research universe of approximately 500 largely U.S. companies. In determining a company’s intrinsic economic value, the Adviser takes into account many fundamental and financial factors that it believes bear on the company’s ability to perform in the future, including earnings growth, prospective cash flows, dividend growth and growth in book value. The Adviser then ranks each of the companies in its research universe in the relative order of disparity between their intrinsic economic values and their

“junk bonds”), including below investment grade convertible debt securities. The portfolio also may hold cash or other short-term investments.

The portfolio may, but is not required to, use derivatives, such as stock index futures and options. The portfolio may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

The portfolio’s investment adviser uses a valuation-conscious approach to select the portfolio’s investments based upon the recommendations of the adviser’s research teams. The research teams use a two-step process in selecting securities that combines fundamental and quantitative research. First, the teams assess whether a company’s fundamentals - financial condition, management, and position in its industry - indicate strong prospects for growth and attractive valuations. Second, the teams employ a quantitative, value-oriented approach to construct the fund’s portfolio, emphasizing those securities believed to be selling at reasonable prices versus the underlying values. A security may be sold if its ranking by the research team is reduced or the security price reaches a reasonable valuation.

current stock prices, with companies with the greatest disparities receiving the highest rankings (i.e., being considered the most undervalued). The Adviser anticipates that the Portfolio’s portfolio normally will include companies ranking in the top three deciles of the Adviser’s valuation model.

The Adviser recognizes that the perception of what is a “value” stock is relative and the factors considered in determining whether a stock is a “value” stock may, and often will, have differing relative significance in different phases of an economic cycle. Also, at different times, and as a result of how individual companies are valued in the market, the portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization) or companies engaged in particular types of business (e.g., banks and other financial institutions), although the portfolio does not intend to concentrate in any particular industries or businesses. The Portfolio’s portfolio emphasis upon particular industries or sectors will be a by-product of the stock selection process rather than the result of assigned targets or ranges.

The portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the portfolio seeks to invest than direct investments.

Principal Risks	Principal Risks

Market Risk. The values of securities held by the portfolio may go up or down, sometimes rapidly or	Market Risk. The value of the Portfolio’s assets will fluctuate as the stock or bond market unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that these efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. The portfolio may experience a substantial or complete loss on any individual security or derivative position.

Value Style Risk. The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Portfolio Selection Risk. The adviser’s judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Issuer Focus Risk. The portfolio may invest in fewer than 40 securities and, as a result, the portfolio’s performance may be more volatile than the performance of funds holding more securities.

fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market.

Foreign (Non-U.S.) Risk. Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Currency Risk. Fluctuations in currency exchange rates may negatively affect the value of the portfolio’s investments or reduce its returns.

Derivatives Risk. Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Industry/Sector Risk. Investments in a particular industry or group of related industries may have more risk because market or economic factors affecting that industry could have a significant effect on the value of the Portfolio’s investments.

Management Risk. The portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the portfolio, but there is no guarantee that its techniques will produce the intended results.

Small and Mid-Size Companies Risk. Compared to large companies, small- and mid-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

Risks of non-U.S. Investments. Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets, or issuers with significant exposure to foreign markets may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the portfolio invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the portfolio‘s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security.

Risks of Initial Public Offerings. Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. Information about the companies may be available for very limited periods. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of Investments in REITs. Investments in real estate securities are affected by economic conditions, interest rates, governmental actions and other factors. In addition, investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. Mortgage REITs are particularly subject to interest rate and credit risks. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. Many real estate companies, including REITs, utilize leverage.

Risks of Investment In Other Funds. Investing in other investment companies, including exchange-traded funds (ETFs), subjects the portfolio to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the portfolio will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Preferred Stocks Risk. Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Risks of Warrants and Rights. If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the portfolio loses any amount it paid for the warrant. The failure to exercise subscription rights to purchase common shares would result in the dilution of the portfolio’s interest in the issuing company.

Debt Securities Risk. Factors that could contribute to a decline in the market value of debt securities in the portfolio include rising interest rates, if the issuer or other obligor of a security held by the portfolio fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy or the credit quality or value of any underlying assets declines. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Market Segment Risk. To the extent the portfolio emphasizes, from time to time, investments in a market segment, the portfolio will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a portfolio without the same focus.

Derivatives Risk. Using stock index futures and options and other derivatives can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the portfolio. Using derivatives may increase the volatility of the portfolio’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the portfolio. Some derivatives have the potential for unlimited loss, regardless of the size of the portfolio’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The portfolio also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Leveraging Risk. The value of your investment may be more volatile and other risks tend to be compounded if the portfolio borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the portfolio’s underlying assets or creates investment risk with respect to a larger pool of assets than the portfolio would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the portfolio to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Portfolio Turnover Risk. If the portfolio does a lot of trading, it may incur additional operating expenses, which would reduce performance. A higher level of portfolio turnover may also cause taxable shareholders to incur a higher level of taxable income or capital gains.

Valuation Risk. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem portfolio shares on days when the portfolio is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the portfolio had not fair-valued the security or had used a different valuation methodology.

Liquidity Risk. Some securities and derivatives held by the portfolio may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. Illiquid securities and derivatives also may be difficult to value. If the portfolio is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Expense risk. An investor’s costs of investing in the portfolio may be higher than the expenses shown in “Annual portfolio operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and portfolio expense ratios are more likely to increase when markets are volatile.

2.	Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Pioneer Fund†	0.70%	0.25%	None	0.06%	1.01%	(0.01)%	1.00%
AB Growth and Income Fund††	0.55%	0.25%	None	0.05%	0.85%	None	0.85%

*	As of December 31, 2014. †Class II Shares ††Class B Shares

3.	Additional Discussion

The Applicants believe that the AB Growth and Income Fund is an appropriate candidate for the substitution of the Pioneer Fund. Both funds pursue long-term growth of capital as their investment objective, and both have similar investment strategies and risks. Both funds invest mainly in the equity securities of U.S. companies of any market capitalization size and in any industry. Both have a “value” investment style. The Pioneer Fund may invest in fewer than 40 securities and, as a result, the portfolio’s performance may be more volatile than the performance of funds holding a greater number of securities. The AB Growth and Income Fund normally invests in approximately 60-90 issuers and focuses on dividend-paying securities of companies that the investment adviser believes are undervalued. Both funds may invest in non-U.S. issuers, and both funds may use derivatives. The AB Growth and Income Fund may invest in exchange-traded funds in lieu of making direct investments in equity securities.

The Pioneer Fund limits its investment in non-U.S. issuers to 10% of its total assets. With respect to the AB Growth and Income Fund, the historical allocation to non-U.S. issuers has been less than 10%, with an average allocation of 4.22% since March 2009. The maximum allocation during the same time period was 8.69%. The Morningstar category average allocation to non-U.S. issuers in the large cap value universe was 6.87% with a maximum allocation of 7.82% for the same time period. The AB Growth Fund’s allocations to non-U.S. securities have generally been in American depositary receipts (ADRs) that trade on the New York Stock Exchange.

The Applicants considered the performance history of the Pioneer Fund and the AB Growth and Income Fund, as well as the experience of the AB Growth and Income Fund’s portfolio management team, and determined that no Contract owner would be materially adversely affected as a result of the proposed Substitution. For informational purposes, each fund’s net assets, average annual total returns for each fund and its benchmark, and each fund’s peer group percentile rankings are provided in the table below.

Net Assets and Performance History*

	Net Assets	Average Annual Total Returns
		1 Year	3 Years	5 Years	10 Years
Pioneer Fund	$229,312,225	2.59%	13.39%	12.07%	5.58%
AB Growth and Income Fund	$836,566,793	5.47%	16.68%	17.59%	6.65%
Russell 1000 Value Index	N/A	4.13%	17.34%	16.50%	7.05%
Pioneer Fund Peer Group Percentileı†	N/A	62%	83%	94%	80%
AB Growth and Income Fund Peer Group Percentile†	N/A	20%	39%	6%	50%

*	As of June 30, 2015. †Morningstar US Insurance Fund Large Cap Value Peer Group

PROPOSED SUBSTITUTION 2

Replacement of Columbia Variable Portfolio – Seligman Global Technology Fund (the “Seligman Fund” or “Existing Fund”) with Janus Aspen Series – Global Technology Portfolio (the “Janus Fund” or “Replacement Fund”).

1.	Investment Adviser; Portfolio Management; Investment Objective; Principal Investment Strategies; Principal Risks

Existing Fund	Replacement Fund

Seligman Fund	Janus Fund

Investment Adviser	Investment Adviser

Columbia Management Investment Advisers, LLC (“Columbia Management”), 225 Franklin Street, Boston, MA 02110. Columbia Management is a wholly-owned subsidiary of Ameriprise Financial, 1099 Ameriprise Financial Center, Minneapolis, Minnesota 55474.	Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206-4805

Portfolio Management	Portfolio Management

The Seligman Fund’s portfolio managers are Paul Wick, Lead Manager (since 2006); Rahul Narang, Co-Manager (since 2014); Shekhar Pramanick, Co-Manager (since 2014); Sanjay Devgan, Technology Team Member (since 2014); Clark Westmont, CFA, Technology Team Member (since 2015); and Jeetil Patel, Technology Team Member (since 2015).	The Janus Fund’s portfolio managers are Brinton Johns, Executive Vice President and Co-Portfolio Manager (co-managed since 2014) and J. Bradley Slingerlend, CFA, Executive Vice President and Co-Portfolio Manager (managed or co-managed since 2011).

Investment Objective	Investment Objective

Long-term capital appreciation.	Long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The fund generally invests at least 80% of its assets (including the amount of any borrowings for investment purposes) in equity securities of U.S. and non-U.S. companies with business operations in technology and technology-related industries. For these purposes, technology-related companies are those companies that use technology extensively to improve their business processes and applications. The technology industry comprises information technology and communications, as well as medical, environmental and biotechnology. The fund may invest in securities of companies domiciled in any country believed to be appropriate to the fund’s objective. The fund generally invests in several countries in different geographic regions.

The portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in securities of companies that the portfolio managers believe will benefit significantly from advances or improvements in technology. These companies generally fall into two categories:

•       companies that the portfolio managers believe have or will develop products, processes, or services that will provide significant technological advancements or improvements; and

•       companies that the portfolio managers believe rely extensively on technology in connection with their operations or services.

Under normal circumstances, the fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., have their securities traded on non-U.S. exchanges or have been formed under the laws of non-U.S. countries. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable. The fund considers a company to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue from business outside the U.S. or had at least 50% of its assets outside the U.S. The fund may, from time to time, take temporary defensive positions that may result in the fund investing less than 30% of its net assets in companies outside the U.S. in seeking to minimize extreme volatility caused by adverse market, economic, political or other conditions.

The fund may invest in companies that have market capitalizations of any size. Securities of large capitalization companies that are well established in the world technology market can be expected to grow with the market and will frequently be held by the fund. However, rapidly changing technologies and expansion of technology and technology-related industries often provide a favorable environment for companies of small-to-medium size capitalization, and the fund may invest in these companies as well.

The fund may invest in all types of securities, some of which may be denominated in currencies other than the U.S. dollar. The fund normally concentrates its investments in common stocks; however, it may invest in other types of equity securities, including securities convertible into or exchangeable for common stock, depositary receipts, and rights and warrants to purchase common stock. The fund also may invest up to 20% of its assets in preferred stock and investment-grade or comparable quality debt securities.

The fund is non-diversified, which means that it can invest a greater percentage of its assets in the securities of fewer issuers than can a diversified fund.

The portfolio implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. The portfolio normally invests in issuers from several different countries, which may include the United States. The portfolio may, under unusual circumstances, invest in a single country. The portfolio may have significant exposure to emerging markets. The portfolio may also invest in U.S. and foreign debt securities.

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the portfolio’s investment policies.

The portfolio may also take long or short positions in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. For purposes of meeting its 80% investment policy, the portfolio may include derivatives that have characteristics similar to the securities in which the portfolio may directly invest. The types of derivatives in which the portfolio may invest include options, futures, swaps, warrants, and forward exchange contracts. The portfolio may use derivatives to hedge, to earn income or enhance returns, as a substitute for securities in which the portfolio invests, to increase or decrease the portfolio’s exposure to a particular market, to adjust the portfolio’s currency exposure relative to its benchmark index, to gain access to foreign markets where direct investment may be restricted or unavailable, or to manage the portfolio’s risk profile.

The portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Principal Risks	Principal Risks

Active Management Risk. Due to its active management, the fund could underperform its benchmark index and/or other funds with similar investment objectives.

Convertible Securities Risk. Convertible securities are subject to the usual risks associated with debt securities, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The fund may also be forced to convert a convertible security at an inopportune time, which may decrease the fund’s return.

Emerging Market Securities Risk. Securities issued by foreign governments or companies in emerging market countries, like Russia and those in Eastern Europe, the Middle East, Asia, Latin America or Africa, are more likely to have greater exposure to the risks of investing in foreign securities that are described in Foreign Securities Risk. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political and economic conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

Foreign Securities Risk. Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic,

Foreign Exposure Risk. The portfolio normally has significant exposure to foreign markets as a result of its investments in foreign securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the portfolio has invested a significant amount of its assets may have a greater effect on the portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due. The portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than investments in securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. The performance of the fund may be negatively impacted by fluctuations in a foreign currency’s strength or weakness relative to the U.S. dollar, particularly to the extent the fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

Growth Securities Risk. Growth securities typically trade at a higher multiple of earnings than other types of equity securities. Accordingly, the market values of growth securities may never reach their expected market value and may decline in price. In addition, growth securities, at times, may not perform as well as value securities or the stock market in general, and may be out of favor with investors for varying periods of time.

Issuer Risk. An issuer in which the fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Market Risk. Market risk refers to the possibility that the market values of securities or other investments that the fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the fund could lose money over short or long periods. Although equity securities generally tend to have greater price volatility than debt securities, under certain market conditions debt securities may have comparable or greater price volatility.

seizure, nationalization, or creation of government monopolies, any of which may have a detrimental effect on the portfolio’s investments. In addition, the portfolio’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the portfolio’s investments. To the extent that the portfolio invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the portfolio’s performance. Additionally, foreign and emerging market risks, including but not limited to price controls, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, nationalization, and restrictions on repatriation of assets may be heightened to the extent the portfolio invests in Chinese local market securities (also known as “A Shares”). Some of the risks of investing directly in foreign and emerging market securities may be reduced when the portfolio invests indirectly in foreign securities through various other investment vehicles including derivatives, which also involve other risks. As of December 31, 2014, approximately 7.5% of the portfolio’s investments were in emerging markets.

Market Risk. The value of the portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect. Further, regardless of how well individual companies or securities perform, the value of the portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and the investor could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole.

Growth Securities Risk. The portfolio invests in companies after assessing their growth potential. Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio

Non-Diversified Fund Risk. The fund is non-diversified, which generally means that it will invest a greater percentage of its total assets in the securities of fewer issuers than a “diversified” fund. This increases the risk that a change in the value of any one investment held by the fund could affect the overall value of the fund more than it would affect that of a diversified fund holding a greater number of investments. Accordingly, the fund’s value will likely be more volatile than the value of a more diversified fund.

Sector Risk. At times, the fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector, including the technology and technology-related sectors. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more broadly the fund invests, the more it spreads risk and potentially reduces the risks of loss and volatility.

The fund may be more susceptible to the particular risks that may affect companies in the information technology sector, as well as other technology-related sectors (collectively, the technology sectors) than if it were invested in a wider variety of companies in unrelated sectors. Companies in the technology sectors are subject to certain risks, including the risk that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. Performance of such companies may be affected by factors including obtaining and protecting patents (or the failure to do so) and significant competitive pressures, including aggressive pricing of their products or services, new market entrants, competition for market share and short product cycles due to an accelerated rate of technological developments. Such competitive pressures may lead to limited earnings and/or falling profit margins. As a result, the value of their securities may fall or fail to rise. In addition, many managers’ perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Industry Risk. Although the portfolio does not concentrate its investments in specific industries, it may invest in companies related in such a way that they react similarly to certain market pressures. As a result, the portfolio’s returns may be considerably more volatile than the returns of a fund that does not invest in similarly related companies.

Initial Public Offering Risk. The portfolio’s purchase of shares issued in an initial public offering (“IPO”) exposes it to the risks associated with companies that have little operating history as public companies, as well as to the risks inherent in those sectors of the market where these new issuers operate. Although IPO investments may have had a positive impact on the portfolio’s performance in the past, there can be no assurance that the portfolio will identify favorable IPO investment opportunities in the future.

Derivatives Risk. Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage may cause the portfolio to be more volatile than if it had not used leverage. Derivatives can be complex instruments and may involve analysis that differs from that required for other investment types used by the portfolio. If the value of a derivative does not correlate well with the particular market or other asset class to which the derivative is intended to provide exposure, the derivative may not produce the anticipated result. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. If the counterparty to a derivative transaction defaults, the portfolio would risk the loss of the net amount technology sector companies have limited operating histories and prices of these companies’ securities historically have been more volatile than other securities, especially over the short term.

Small- and Mid-Cap Company Securities Risk. Investments in small- and mid-capitalization companies (small- and mid-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small- and mid-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. Securities of small- and mid-cap companies may be less liquid and more volatile than the securities of larger companies.

of the payments that it contractually is entitled to receive. To the extent the portfolio enters into short derivative positions, the portfolio may be exposed to risks similar to those associated with short sales, including the risk that the portfolio’s losses are theoretically unlimited.

Securities Lending Risk. The portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the portfolio to collateralize the loan. If the portfolio is unable to recover a security on loan, the portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the portfolio.

Management Risk. The portfolio is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the portfolio may fail to produce the intended results. The portfolio may underperform its benchmark index or other mutual funds with similar investment objectives.

2.	Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Seligman Fund†	0.95%	0.25%	None	0.25%	1.45%	None	1.45%
Janus Fund††	0.64%	0.25%	None	0.15%	1.04%	None	1.04%

*	As of December 31, 2014. †Class 2 Shares ††Service Shares

3.	Additional Discussion

The Applicants believe that the Janus Fund is an appropriate candidate for the substitution of the Seligman Fund. Both funds pursue similar investment objectives and strategies. The Seligman Fund pursues long-term capital appreciation. The Janus Fund pursues long-term growth of capital. Each Fund, under normal circumstances, invests at least 80% of its assets in the securities of companies in the technology sector. Both Funds may invest in the equity securities of U.S. and non-U.S. companies. The

Seligman Fund generally invests at least 40% of its assets in non-U.S. companies. Both Funds may invest in the securities of emerging markets countries. The Janus Fund may invest in U.S. and foreign debt securities. The Seligman Fund also may invest up to 20% of its assets in preferred stock and investment grade or comparable quality debt securities. The Janus Fund may invest in derivatives, although these investments have not been utilized extensively. The Janus Fund may also invest in initial public offerings (IPOs) although these investments have not been utilized extensively; IPO investments have represented a small allocation to the portfolio over the past 5 years. The Janus Fund may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

The Seligman Fund is a “non-diversified” registered open-end management investment company, as defined in Section 5(b) of the 1940 Act. The Seligman Fund held a meeting of shareholders on February 27, 2013, at which shareholders approved a change in the Seligman Fund’s sub-classification from “diversified” to “non-diversified.” As a result of this change in sub-classification, the Seligman Fund is permitted to concentrate its assets in fewer holdings than a diversified registered open-end management investment company; therefore, its holdings are subject to greater volatility than if it invested in a greater number of issuers. The Janus Fund is a “diversified” registered open-end management investment company.

The Applicants considered the performance history of the Seligman Fund and the Janus Fund, as well as the experience of the Janus Fund’s management team, and determined that no Contract owner would be materially adversely affected as a result of the proposed Substitution. For informational purposes, each fund’s net assets, average annual total returns for each fund and its benchmark, and each fund’s peer group percentile rankings are provided in the table below. The Janus Fund’s primary benchmark is the S&P 500 Index. The Janus Fund’s secondary benchmark is the MSCI World IT Index, which is the Seligman Fund’s primary benchmark.

Net Assets and Performance History*

	Net Assets	Average Annual Total Returns
		1 Year	3 Years	5 Years	10 Years
Seligman Fund	$119,825,413	20.95%	20.05%	16.87%	11.51%
Janus Fund	$164,179,147	7.71%	17.67%	16.85%	10.72%
S&P 500 Index	N/A	7.42%	17.31%	17.34%	7.89%
MSCI World IT Index	N/A	9.74%	15.90%	15.49%	8.27%
Seligman Fund Peer Group Percentile†	N/A	1%	25%	48%	20%
Janus Fund Peer Group Percentile†	N/A	61%	47%	44%	33%

*	As of June 30, 2015. † Morningstar US Insurance Fund Open End Technology Peer Group

PROPOSED SUBSTITUTION 3

Replacement of Dreyfus Variable Investment Fund: Appreciation Portfolio (the “Dreyfus Fund” or “Existing Fund”) with Putnam VT Investors Fund (the “Putnam Fund” or “Replacement Fund”).

1.	Investment Adviser; Portfolio Management; Investment Objective; Principal Investment Strategies; Investment Risks

Existing Fund	Replacement Fund

Dreyfus Fund	Putnam Fund

Investment Adviser	Investment Adviser

The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Subadviser: Fayez Sarofim & Co., 2907 Two Houston Center, 909 Fannin Street, Houston, Texas 77010.	Putnam Investment Management LLC, One Post Office Square, Boston, MA 02110.

Portfolio Management	Portfolio Management

The Dreyfus Fund’s portfolio managers are Fayez Sarofim, Catherine Crain, Jeff Jacobe, Gentry Lee, Christopher Sarofim and Charles Sheedy. The team is supported by Sarofim & Co.’s Investment Committee, all the members of which are senior investment professionals at Sarofim & Co. The team members hold the following positions at Sarofim & Co.: Mr. Fayez Sarofim is the Chief Executive Officer, Chairman of the Board and Chief Investment Officer; Ms. Crain is a Vice President and Director of Marketing & Client Services; Mr. Jacobe is a Director of Investments and a Senior Vice President; Mr. Lee is the President, Mr. Christopher Sarofim is a Vice Chairman; and Mr. Sheedy is a Senior Vice President. Messrs. Fayez Sarofim and Christopher Sarofim have been portfolio managers of the fund since its inception in 1993 and since 2000, respectively. Mr. Sheedy and Ms. Crain have been portfolio managers of the fund since 2000 and 1998, respectively. Messrs. Lee and Jacobe have each been portfolio managers of the fund since 2010.	The Putnam Fund’s portfolio manager is Gerard Sullivan, portfolio manager of the fund since 2008.

Investment Objective	Investment Objective

Long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	Long-term growth of capital and any increased income that results from this growth.

Principal Investment Strategies	Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on “blue chip” companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund’s portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer. Using fundamental analysis, the fund’s portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund employs a “buy-and-hold” investment strategy, which is an investment strategy characterized by a low portfolio turnover rate, which helps reduce the fund’s trading costs and minimizes tax liability by limiting the distribution of capital gains.

The fund invests mainly in common stocks (growth or value stocks or both) of large U.S. companies that the fund’s investment adviser believes have favorable investment potential. For example, the fund may purchase stocks of companies with stock prices that reflect a value lower than that which the fund’s investment adviser places on the company. The fund’s investment adviser may also consider other factors it believes will cause the stock price to rise. The fund’s investment adviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments.

Foreign investments. The fund may invest in foreign investments, although they do not represent a primary focus of the fund.

Derivatives. The fund may engage in a variety of transactions involving derivatives, such as futures, options, warrants and swap contracts, although they do not represent a primary focus of the fund. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments, indexes or currencies. The fund may make use of “short” derivatives positions, the values of which typically move in the opposite direction from the price of the underlying investment, pool of investments, index or currency. The fund’s investment adviser may use derivatives both for hedging and non-hedging purposes, including as a substitute for a direct investment in the securities of one or more issuers. However, the fund’s investment adviser may also choose not to use derivatives based on its evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Principal Risks	Principal Risks

Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry.

Blue chip risk. By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Market sector risk. The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund’s performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Foreign investment risk. To the extent the fund invests in foreign securities, the fund’s performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

Common stocks. The value of a company’s stock may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company’s products or services. A stock’s value may also fall because of factors affecting not just the company, but also other companies in the same industry or in a number of different industries, such as increases in production costs. From time to time, the fund may invest a significant portion of its assets in companies in one or more related industries or sectors, which would make the fund more vulnerable to adverse developments affecting those industries or sectors. The value of a company’s stock may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company’s stock generally pays dividends only after the company invests in its own business and makes required payments to holders of its bonds and other debt. For this reason, the value of a company’s stock will usually react more strongly than its bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies.

Growth stocks —The values of these stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. If the fund’s investment adviser’s assessment of the prospects for a company’s earnings growth is wrong, or if its judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or may not approach the value that the fund’s investment adviser has placed on it.

Value stocks — Companies whose stocks the fund’s investment adviser believes are undervalued by the market may have experienced adverse business developments or may be subject to special risks that have caused their stocks to be out of favor. If the fund’s investment adviser’s assessment of a company’s prospects is wrong, or if other investors do not similarly recognize the value of the company, then the price of the company’s stock may fall or may not approach the value that the fund’s investment adviser has placed on it.

Derivatives. Derivatives involve special risks and may result in losses. The successful use of derivatives depends on our ability to manage these sophisticated instruments. Some derivatives are “leveraged,” which means that they provide the fund with investment exposure greater than the value of the fund’s investment in the derivatives. As a result, these derivatives may magnify or otherwise increase investment losses to the fund. The risk of loss from certain short derivatives positions is theoretically unlimited. The value of derivatives may move in unexpected ways due to the use of leverage or other factors, especially in unusual market conditions, and may result in increased volatility.

Other risks arise from the potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivatives transaction will not meet its obligations.

2.	Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Dreyfus Fund†	0.75%	0.25%	None	0.05%	1.05%	None	1.05%
Putnam Fund††	0.55%	0.25%	None	0.14%	0.94%	None	0.94%

*	As of December 31, 2014. †Service Class shares. ††Class IB shares.

3.	Additional Discussion

The Applicants believe that the Putnam Fund is an appropriate candidate for the substitution of the Dreyfus Fund. Both the Dreyfus Fund and the Putnam Fund have similar investment objectives and strategies. The Dreyfus Fund pursues long-term capital growth consistent with the preservation of capital, with a secondary goal of current income, while the Putnam Fund pursues long-term growth of capital and any increased income that results from this growth. The Putnam Fund pursues its investment objective by investing mainly in the common stocks (growth or value stocks or both) of large U.S. companies. The

Dreyfus Fund normally invests at least 80% of its net assets in common stocks, with a focus on “blue chip” companies with market capitalizations of more than $5 billion at the time of purchase. The Dreyfus Fund invests in multinational securities, which may be subject to certain of the risks involved in investing in foreign securities. The Putnam Fund may invest in the securities of non-U.S. issuers, and also may invest in derivatives, although neither of these investments has been used extensively.

The Applicants considered the performance history of the Dreyfus Fund and the Putnam Fund, as well as the experience of the Putnam Fund’s portfolio manager, and determined that no Contract owner would be materially adversely affected as a result of the proposed Substitution. For informational purposes, each fund’s net assets, average annual total returns for each fund and its benchmark, and each fund’s peer group percentile rankings are provided in the table below.

Net Assets and Performance History*

	Net Assets	Average Annual Total Returns
		1 Year	3 Years	5 Years	10 Years
Dreyfus Fund	$556,230,594	1.16%	10.08%	13.36%	7.04%
Putnam Fund	$185,334,644	6.82%	18.73%	17.63%	6.68%
S&P 500 Index	N/A	7.42%	17.31%	17.34%	7.89%
Dreyfus Fund Peer Group Percentile†	N/A	89%	97%	85%	60%
Putnam Fund Peer Group Percentile†	N/A	38%	15%	13%	71%

*	As of June, 30, 2015. †Morningstar US Insurance Fund Large Cap Blend Peer Group

PROPOSED SUBSTITUTION 4

Replacement of AB VPS International Value Portfolio (the “AB International Value Fund” or “Existing Fund”) with Templeton Foreign VIP Fund (the “Templeton Fund” or the “Replacement Fund”).

1.	Investment Adviser; Portfolio Management; Investment Objective; Principal Investment Strategies; Principal Risks

Existing Fund	Replacement Fund

AB International Value Fund	Templeton Fund

Investment Adviser	Investment Adviser

AllianceBernstein L.P. (the “Adviser”), 1345 Avenue of the Americas, New York, New York 10105.	Templeton Investment Counsel, LLC, 300 S.E. 2nd Street, Fort Lauderdale, Florida 33301-1923.

Portfolio Management	Portfolio Management

Day-to-day investment decisions for the AB International Value Fund are made by Takeo Aso (since 2012), Avi Lavi (since 2012) and Kevin F. Simms (since 2001). Each of the AB International Value Fund’s portfolio managers is a Senior Vice President of the Adviser.	Day-to-day investment decisions for the Templeton Fund are made by Peter A. Nori, CFA, Executive Vice President/Portfolio Manager – Research Analyst of Templeton Investment Counsel, LLC, and Cindy L. Sweeting, CFA, President of Templeton Investment Counsel, LLC. Mr. Nori has been the lead portfolio manager of the fund since 1999. Ms. Sweeting has been a portfolio manager of the fund since 2012.

Investment Objective	Investment Objective

Long-term growth of capital.	Long-term capital growth.

Principal Investment Strategies	Principal Investment Strategies

The portfolio invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide. Under normal market conditions, the portfolio invests significantly (at least 40%—unless market conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies. In addition, the portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries.

The portfolio invests in companies that are determined by the Adviser to be undervalued, using a fundamental value approach. In selecting securities for the portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose stocks are priced low in relation to their perceived long-term earnings power.

The Adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff begins with a global research universe of approximately 2,000 international and emerging market companies. Teams within the research staff cover a given industry worldwide to better understand each company’s competitive position in a global context. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The

Under normal market conditions, the fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets. Shareholders will be given at least 60 days’ advance notice of any change to this 80% policy. Under normal market conditions, the fund invests predominantly in equity securities, primarily to predominantly common stock, and, while there are no set percentage targets, the fund invests predominantly in large to medium capitalization companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) greater than $2 billion and may invest a portion in smaller companies.

An equity security represents a proportionate share of the ownership of a company; its value is based on the success or failure of the company’s business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks, and securities convertible into common stocks, are examples of equity securities. The fund also invests in American, European and Global Depositary Receipts. These are certificates issued typically by a bank or trust company that give their holders the right to receive securities issued by a foreign or domestic company. The fund, from time to time, may have significant investments in one or more countries or in particular sectors such as financial institutions.

Depending upon current market conditions, the fund may invest in debt securities of countries and governments located anywhere in the world. Debt

Adviser focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

The portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover. The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

Currencies can have a dramatic impact on equity returns, significantly adding to returns in some years and greatly diminishing them in others. The Adviser evaluates currency and equity positions separately and may seek to hedge the currency exposure resulting from securities positions when it finds the currency exposure unattractive. To hedge all or a portion of its currency risk, the portfolio may, from time to time, invest in currency-related derivatives, including forward currency exchange contracts, futures, options on futures, swaps and options. The Adviser may also seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.

The portfolio may enter into derivatives transactions, such as options, futures, forwards and swaps. The portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the portfolio’s portfolio from a decline in value, sometimes within certain ranges.

The portfolio may, at times, invest in shares of

securities represent the obligation of the issuer to repay a loan of money to it, and generally pay interest to the holder. Bonds, notes and debentures are examples of debt securities.

The fund may invest up to 10% of its net assets in equity-linked notes (ELNs), which are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form. The fund may engage in all types of ELNs, including those that: (1) provide for protection of the fund’s principal in exchange for limited participation in the appreciation of the underlying securities, and (2) do not provide for such protection and subject the fund to the risk of loss of the fund’s principal investment. ELNs can provide the fund with an efficient investment tool that may be less expensive than investing directly in the underlying securities and the related equity derivative.

The fund may also buy and sell (write) exchange traded and over-the-counter equity call options on individual equity securities held in its portfolio in an amount up to 10% of its net assets, to generate additional income for the fund. A call option gives the purchaser of the option, upon payment of a premium, the right to buy, and the seller the obligation to sell, the underlying instrument at the exercise price. For example, the fund may write an option with a strike price that is generally equal to the price target at which the investment manager would sell (in the case of a call option) a particular stock, and in return the fund would earn a premium from the buyer of the option. The investment manager considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.

Portfolio Selection

When choosing equity investments for the fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/earnings ratio, profit margins and liquidation value.

ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the portfolio seeks to invest than direct investments. The portfolio may invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational companies and “semi-governmental securities”, and enter into forward commitments.

The investment manager may consider selling an equity security when it believes the security has become overvalued due to either its price appreciation or changes in the company’s fundamentals, or when the investment manager believes another security is a more attractive investment opportunity.

Temporary Investments

When the investment manager believes market or economic conditions are unfavorable for investors, the investment manager may invest up to 100% of the fund’s assets in a temporary defensive manner by holding all or a substantial portion of its assets in cash, cash equivalents or other high quality short-term investments.

Temporary defensive investments generally may include money market securities, including shares of money market funds managed by the investment manager or its affiliates, or short-term debt securities. The investment manager also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity. In these circumstances, the fund may be unable to achieve its investment goal.

Principal Risks	Principal Risks

Market Risk. The value of the portfolio’s assets will fluctuate as the stock or bond market fluctuates. The value of its investments may decline, sometimes rapidly and unpredictably, simply because of economic changes or other events that affect large portions of the market. It includes the risk that a particular style of investing, such as value, may underperform the market generally.

Foreign (Non-U.S.) Risk. Investments in securities of non-U.S. issuers may involve more risk than those of U.S. issuers. These securities may fluctuate more widely in price and may be less liquid due to adverse market, economic, political, regulatory or other factors.

Emerging Market Risk. Investments in emerging market countries may have more risk because the markets are less developed and less liquid as well as being subject to increased economic, political, regulatory or other uncertainties.

Market

The market values of securities owned by the fund will go up or down, sometimes rapidly or unpredictably. Securities or other investments may decline in value due to factors affecting individual issuers, securities markets generally or sectors within the securities markets. The value of a security may go up or down due to general market conditions which are not specifically related to a particular issuer, such as real or perceived adverse economic conditions, changes in interest rates or adverse investor sentiment generally. They may also go up or down due to factors that affect an individual issuer or a particular sector. During a general downturn in the securities markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that securities held by the fund will participate in or otherwise benefit from the advance.

Currency Risk. Fluctuations in currency exchange rates may negatively affect the value of the portfolio’s investments or reduce its returns.

Derivatives Risk. Derivatives may be illiquid, difficult to price, and leveraged so that small changes may produce disproportionate losses for the portfolio, and may be subject to counterparty risk to a greater degree than more traditional investments.

Leverage Risk. When the portfolio borrows money or otherwise leverages its portfolio, its net asset value, or NAV, may be more volatile because leverage tends to exaggerate the effect of changes in interest rates and any increase or decrease in the value of the portfolio’s investments. The portfolio may create leverage through the use of reverse repurchase agreements, forward commitments, or by borrowing money.

Management Risk. The portfolio is subject to management risk because it is an actively-managed investment fund. The Adviser will apply its investment techniques and risk analyses in making investment decisions for the portfolio, but there is no guarantee that its techniques will produce the intended results.

Stock prices tend to go up and down more dramatically than those of debt securities. A slower growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the fund.

Foreign Securities

Investing in foreign securities typically involves more risks than investing in U.S. securities. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

Currency exchange rates. Foreign securities may be issued and traded in foreign currencies. As a result, their market values in U.S. dollars may be affected by changes in exchange rates between such foreign currencies and the U.S. dollar, as well as between currencies of countries other than the U.S. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars. The fund accrues additional expenses when engaging in currency exchange transactions, and valuation of the fund’s foreign securities may be subject to greater risk because both the currency (relative to the U.S. dollar) and the security must be considered.

Political and economic developments. The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to greater risks of internal and external conflicts, expropriation, nationalization of assets, foreign exchange controls (such as suspension of the ability to transfer currency from a given country), restrictions on removal of assets, political or social instability, military action or unrest, diplomatic developments, currency devaluations, foreign ownership limitations, and punitive or confiscatory tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult or expensive for the fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments could affect the economies, industries, and securities and currency markets of the countries in which the Fund is invested. These developments include rapid and adverse political changes; social instability; regional conflicts; sanctions imposed by the United States, other nations or other governmental entities, including supranational entities; terrorism; and war. In addition such development could contribute to the devaluation of a country’s currency, a downgrade in the credit ratings of issuers in such country, or a decline in the value and liquidity of securities of issuers in that country. An imposition of sanctions upon certain issuers in a country could result in an immediate freeze of that issuer’s securities, impairing the ability of the Fund to buy, sell, receive or deliver those securities.. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the fund’s investments.

Trading practices. Brokerage commissions, withholding taxes, custodial fees, and other fees generally are higher in foreign markets. The policies and procedures followed by foreign stock exchanges, currency markets, trading systems and brokers may differ from those applicable in the United States, with possibly negative consequences to the fund. The procedures and rules governing foreign trading, settlement and custody (holding of the fund’s assets) also may result in losses or delays in payment, delivery or recovery of money or other property. Foreign government supervision and regulation of foreign securities markets and trading systems may be less than or different from government supervision in the United States, and may increase the fund’s regulatory and compliance burden and/or decrease the fund’s investor rights and protections.

Availability of information. Foreign issuers may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. issuers. Thus, there may be less information publicly available about foreign issuers than about most U.S. issuers.

Limited markets. Certain foreign securities may be less liquid (harder to sell) and their prices may be more volatile than many U.S. securities. Illiquidity tends to be greater, and valuation of the fund’s foreign securities may be more difficult, due to the infrequent trading and/or delayed reporting of quotes and sales.

Regional. Adverse conditions in a certain region or country can adversely affect securities of issuers in other countries whose economies appear to be unrelated. To the extent that the fund invests a significant portion of its assets in a specific geographic region or a particular country, the fund will generally have more exposure to the specific regional or country economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a region or country where a substantial portion of the fund’s assets are invested, the fund may experience substantial illiquidity or reduction in the value of the fund’s investments.

Developing Markets

Developing market countries. The fund’s investments in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets. Some of the additional significant risks include: less social, political and economic stability; smaller securities markets with low or nonexistent trading volume and greater illiquidity and price volatility; more restrictive national policies on foreign investment, including restrictions on investment in issuers or industries deemed sensitive to national interests; less transparent and established taxation policies; less developed regulatory or legal structures governing private and foreign investment or allowing for judicial redress for injury to private property; less familiarity with a capital market structure or market-oriented economy and more widespread corruption and fraud; less financial sophistication, creditworthiness and/ or resources possessed by, and less government regulation of, the financial institutions and issuers with which the fund transacts; less government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies than in the U.S.; greater concentration in a few industries resulting in greater vulnerability to regional and global trade conditions; higher rates of inflation and more rapid and extreme fluctuations in inflation rates; greater sensitivity to interest rate changes; increased volatility in currency exchange rates and potential for currency devaluations and/or currency controls; greater debt burdens relative to the size of the economy; more delays in settling portfolio transactions and heightened risk of loss from share registration and custody practices; and less assurance that recent favorable economic developments will not be slowed or reversed by unanticipated economic, political or social events in such countries. Because of the above factors, the fund’s investments in developing market countries are subject to greater price volatility and illiquidity than investments in developed markets.

Focus

The greater the fund’s exposure to any single type of investment – including investment in a given industry, sector, region, country, issuer, or type of security – the greater the losses the fund may experience upon any single economic, business, political, regulatory, or other occurrence. As a result, there may be more fluctuation in the price of the fund’s shares.

Financial services companies. Financial services companies are subject to extensive government regulation that may affect their profitability in many ways, including by limiting the amount and types of loans and other commitments they can make, and the interest rates and fees they can charge. A financial services company’s profitability, and therefore its stock prices, is especially sensitive to interest rate changes as well as the ability of borrowers to repay their loans. Changing regulations, continuing consolidations, and development of new products and structures all are likely to have a significant impact on financial services companies.

Energy companies. Companies that are involved in oil or gas exploration, production, refining or marketing, or any combination of the above are greatly affected by the prices and supplies of raw materials such as oil or gas. The earnings and dividends of energy companies can fluctuate significantly as a result of international economics, politics and regulation.

Value Style Investing

Value stock prices are considered “cheap” relative to the company’s perceived value and are often out of favor with other investors. The investment manager may invest in such stocks if it believes the market may have overreacted to adverse developments or failed to appreciate positive changes. However, if other investors fail to recognize the company’s value (and do not become buyers, or if they become sellers or favor investing in faster growing companies), value stocks may not increase in value as anticipated by the investment manager and may even decline in value.

Smaller and Midsize Companies

While smaller and midsize companies may offer substantial opportunities for capital growth, they also involve substantial risks and should be considered speculative. Historically, smaller and midsize company securities have been more volatile in price than larger company securities, especially over the short term. Among the reasons for the greater price volatility are the less certain growth prospects of smaller and midsize companies, the lower degree of liquidity in the markets for such securities, and the greater sensitivity of smaller and midsize companies to changing economic conditions.

In addition, smaller and midsize companies may lack depth of management, be unable to generate funds necessary for growth or development, have limited product lines or be developing or marketing new products or services for which markets are not yet established and may never become established. Smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans which are floating rate.

Management

The fund is actively managed and could experience losses if the investment manager’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the fund’s portfolio prove to be incorrect. There can be no guarantee that these techniques or the investment manager’s investment decisions will produce the desired results. Additionally, legislative, regulatory, or tax developments may affect the investment techniques available to the investment manager in connection with managing the fund and may also adversely affect the ability of the fund to achieve its investment goal.

Credit

The fund could lose money on a debt security if an issuer or borrower is unable or fails to meet its obligations, including failing to make interest payments and/or to repay principal when due. Changes in an issuer’s financial strength, the market’s perception of the issuer’s financial strength or in a security’s credit rating, which reflects a third party’s assessment of the credit risk presented by a particular issuer, may affect debt securities’ values. The fund may incur substantial losses on debt securities that are inaccurately perceived to present a different amount of credit risk by the market, the investment manager or the rating agencies than such securities actually do.

Interest Rate

Interest rate changes can be sudden and unpredictable, and are influenced by a number of factors including government policy, monetary policy, inflation expectations, perception of risk, and supply and demand of bonds. Changes in government monetary policy, including changes in tax policy or changes in a central bank’s implementation of specific policy goals, may have a substantial impact on interest rates. There can be no guarantee that any particular government or central bank policy will be continued, discontinued or changed, nor that any such policy will have the desired effect on interest rates. Debt securities generally tend to lose market value when interest rates rise and increase in value when interest rates fall. Securities with longer maturities or lower coupons or that make little (or no) interest payments before maturity tend to be more sensitive to these interest rate changes. The longer the fund’s average weighted portfolio maturity, the greater the impact a change in interest rates will have on its share price.

Derivative Instruments

The performance of derivative instruments depends largely on the performance of an underlying currency instrument or index, and such instruments often have risks similar to their underlying instrument, in addition to other risks. Derivative instruments involve costs and can create economic leverage in the fund’s portfolio which may result in significant volatility and cause the fund to participate in losses (as well as gains) in an amount that significantly exceeds the fund’s initial investment. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Other risks include illiquidity, mispricing or improper valuation of the derivative instrument, and imperfect correlation between the value of the derivative and the underlying instrument so that the fund may not realize the intended benefits. Their successful use will usually depend on the investment manager’s ability to accurately forecast movements in the market relating to the underlying instrument. Should a market or markets, or prices of particular classes of investments move in an unexpected manner, especially in unusual or extreme market conditions, the fund may not achieve the anticipated benefits of the transaction, and it may realize losses, which could be significant. If the investment manager is not successful in using such derivative instruments, the fund’s performance may be worse than if the investment manager did not use such derivative instruments at all. To the extent that the fund uses such instruments for hedging purposes, there is the risk of imperfect correlation between movements in the value of the derivative instrument and the value of the underlying investment or other asset being hedged. There is also the risk, especially under extreme market conditions, that an instrument, which usually would operate as a hedge, provides no hedging benefits at all.

Use of these instruments could also result in a loss if the counterparty to the transaction (with respect to OTC derivatives) does not perform as promised, including because of such counterparty’s bankruptcy or insolvency. This risk may be heightened during volatile market conditions. Other risks include the inability to close out a position because the trading market becomes illiquid (particularly in the OTC markets) or the availability of counterparties becomes limited for a period of time. In addition, the presence of speculators in a particular market could lead to price distortions. To the extent that the fund is unable to close out a position because of market illiquidity, the fund may not be able to prevent further losses of value in its derivatives holdings and the fund’s liquidity may be impaired to the extent that it has a substantial portion of its otherwise liquid assets marked as segregated to cover its obligations under such derivative instruments. The fund may also be required to take or make delivery of an underlying instrument that the investment manager would otherwise have attempted to avoid. Some derivatives can be particularly sensitive to changes in interest rates or other market prices. Investors should bear in mind that, while the fund intends to use derivative strategies on a regular basis, it is not obligated to actively engage in these transactions, generally or in any particular kind of derivative, if the investment manager elects not to do so due to availability, cost or other factors.

The use of derivative strategies may also have a tax impact on the fund. The timing and character of income, gains or losses from these strategies could impair the ability of the investment manager to utilize derivatives when it wishes to do so.

Equity-Linked Notes (ELNs)

Investments in ELNs often have risks similar to their underlying securities, which could include management risk, market risk and, as applicable, foreign securities and currency risks. In addition, since ELNs are in note form, ELNs are also subject to certain debt securities risks, such as interest rate and credit risks. Should the prices of the underlying securities move in an unexpected manner, the fund may not achieve the anticipated benefits of an investment in an ELN, and may realize losses, which could be significant and could include the fund’s entire principal investment. An investment in an ELN is also subject to counterparty risk, which is the risk that the issuer of the ELN will default or become bankrupt and the fund will have difficulty being repaid, or fail to be repaid, the principal amount of, or income from, its investment. Investments in ELNs are also subject to liquidity risk, which may make ELNs difficult to sell and value. In addition, ELNs may exhibit price behavior that does not correlate with the underlying securities or a fixed-income investment.

Liquidity

Liquidity risk exists when the market for particular securities or types of securities are or become relatively illiquid so that the fund is unable, or it becomes more difficult for the fund, to sell the security at the price at which the fund has valued the security. Illiquidity may result from political, economic or issuer specific events; changes in a specific market’s size or structure, including the number of participants; or overall market disruptions. Securities with reduced liquidity or that become illiquid involve greater risk than securities with more liquid markets. Market quotations for illiquid securities may be volatile and/ or subject to large spreads between bid and ask prices. Reduced liquidity may have an adverse impact on market price and the fund’s ability to sell particular securities when necessary to meet the fund’s liquidity needs or in response to a specific economic event. To the extent that the fund and its affiliates hold a significant portion of an issuer’s outstanding securities, the fund may be subject to greater liquidity risk than if the issuer’s securities were more widely held.

2.	Fees and Expenses*

	Management Fees	12b-1 Fees	Administrative Fees	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
AB International Value Fund†	0.75%	0.25%	None	0.10%	1.10%	None	1.10%
Templeton Fund††	0.74%	0.25%	None	0.03%	1.02%	None	1.02%

*	As of December 31, 2014. †Class B Shares ††Class 2 Shares. Management fees and other expenses have been restated to reflect current fiscal year fees and expenses as a result of the bundling of the Templeton Fund’s investment management agreement with its fund administration agreement effective May 1, 2014. Such combined investment management fees are described further under “Management” in the Templeton Fund’s prospectus. Total annual fund operating expenses are not affected by such bundling.

3.	Additional Discussion

The Applicants believe that the Templeton Fund is an appropriate candidate for the substitution of AB International Value Fund. Both funds pursue long-term growth of capital as their investment objective, and both have similar investment strategies and risks. Both funds invest mainly in the equity securities of established companies in developed and emerging market countries outside of the U.S. The AB International Value Fund invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The AB International Value Fund will generally invest at least 40% of its assets in securities of non-U.S. companies. The Templeton Fund invests, under normal market conditions, at least 80% of its net assets in investments of issuers located outside of the U.S., including those in emerging markets. The Templeton Fund invests predominantly in large to medium capitalization companies greater than $2 billion and may invest a portion of its net assets in smaller companies. Both funds use a “value” approach in selecting investments.

The AB International Value Fund may enter into derivatives transactions and may invest in shares of ETFs in lieu of making direct investments in equity securities. The Templeton Fund may buy and sell exchange-traded and over-the-counter equity call options on individual equity securities held in its portfolio in an amount up to 10% of its net assets. While the Templeton Fund has the flexibility to invest in derivatives, it has not held any investments in exchange-traded and over-the-counter equity call options on individual equity securities since June 2009. In addition, while the Templeton Fund may invest up to 10% of its net assets in equity-linked notes (ELNs), it has not held any investments in ELNs since June 2009. Both the AB International Value Fund and the Templeton Fund may invest in the securities of energy companies; the median allocation to the energy sector over the past nine years for the Templeton Fund was 12.05% of its net assets, compared to 11.16% with respect to the AB International Value Fund.

The Templeton Fund may invest a substantial portion of its assets (up to 100%) in cash, cash equivalents or other high quality short-term investments, for temporary defensive purposes; however, since June 2009, the Templeton Fund has maintained an average allocation of 5.14% of its assets to cash, cash equivalents or other high quality short-term investments.

The Applicants considered the performance history of the AB International Value Fund and the Templeton Fund, as well as the Templeton Fund’s portfolio management team, and determined that no Contract owner would be materially adversely affected as a result of the proposed Substitution. For informational purposes, each fund’s net assets, average annual total returns for each fund and its benchmark, and each fund’s peer group percentile rankings are provided in the table below.

Net Assets and Performance History*

	Net Assets	Average Annual Total Returns
		1 Year	3 Years	5 Years	10 Years
AB International Value Fund	$683,806,510	-2.25%	12.41%	7.76%	2.37%
Templeton Fund	$2,400,833,978	-10.04	10.02%	8.29%	5.24%
MSCI EAFE Index	N/A	-4.22%	11.97%	9.54%	5.12%
AB International Value Fund Peer Group Percentile†	N/A	8%	18%	70%	91%
Templeton Fund Peer Group Percentile†	N/A	90%	69%	62%	24%

*	As of June, 30, 2015. †Morningstar Insurance Fund Foreign Large Value Peer Group

III. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The proposed Substitutions will not be effected unless the Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the proposed Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the proposed Substitutions.

2. The Company or its affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions.

3. The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4. The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the proposed Substitutions.

5. The rights or obligations of the Company under the Contracts of affected Contract owners will not be altered in any way. The proposed Substitutions will not adversely affect any riders under the Contracts since each Replacement Fund is an allowable investment option for use with such riders.

6. Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7. All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Funds with the Replacement Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Company will deliver to all affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Fund.

8. The Company will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9. Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the applicable Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the proposed Substitutions, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

IV. IMPLEMENTING THE PROPOSED SUBSTITUTIONS

To effectuate the Substitutions, the Applicants have developed and propose to follow the procedures set forth below.

1.	Distribution of Prospectus Supplements

The proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents for the Contracts (collectively, “Supplements”). The Supplements will be delivered to all affected Contract owners at least 30 days before the Substitution Date. The Supplements will:

(a) give Contract owners notice of the Company’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Funds as described herein on the Substitution Date;

(b) advise Contract owners of their pre- and post-Substitution transfer rights. From the date of the Supplements (which will be at least 30 days prior to the Substitution Date) until the Substitution Date, Contract owners will have a pre-Substitution transfer right, the specifics of which will be determined by whether they have selected an optional living benefit rider.3 For Contract owners who have not selected a Living Benefit Rider, their pre-Substitution transfer right will permit them to transfer all of or a portion of their Contract value out of any Subaccount investing in an Existing Fund (“Existing Fund Subaccount”) to any other available Subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that might otherwise apply under the terms of the Contracts. For Contract owners who have selected a Living Benefit Rider, their pre-Substitution transfer right will permit them to transfer all of their Contract value to any other allocation model offered under the terms of their Rider without the transfer being counted as a transfer for purposes of the transfer frequency limitations under the Living Benefit Rider and without the imposition of transfer fees that might otherwise apply under the terms of the Contract. From the Substitution Date until at least thirty (30) days following the Substitution Date, the Company will permit a post-Substitution transfer right. For Contract owners who have not selected a Living Benefit Rider, their post-Substitution transfer right will permit them to make transfers of Contract value out of each Replacement Fund Subaccount to any other available Subaccounts offered under their Contracts in accordance with their Contract terms without the transfer being counted as a transfer for purposes of transfer frequency limitations and fees that might otherwise apply under the terms of the Contracts. For Contract owners who have selected a Living Benefit Rider, their post-Substitution transfer right will permit them to transfer all of their Contract value to any other allocation model offered under the terms of their Rider without the transfer being counted as a transfer for purposes of the transfer frequency limitations under the Living Benefit Rider and without the imposition of transfer fees that might otherwise apply under the terms of the Contract. The Supplement will also inform Contract owners that, except as described in the market timing limitations section or limitations imposed by Living Benefit Riders of the relevant prospectus or disclosure document, the Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund Subaccount from the date of the Supplements (which will be at least 30 days prior to the Substitution Date) until at least thirty (30) days after the Substitution Date;

(c) instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and

(d) advise Contract owners that any Contract value remaining in an Existing Fund Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Replacement Fund (“Replacement Fund Subaccount”), and that the Substitutions will take place at relative net asset value.

The Applicants will send the appropriate prospectus Supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are a relatively small number of existing Contract owners (“Inactive Contracts”)),4 containing this disclosure to all existing Contract owners.

[3]	Certain Contract owners have selected a Contract rider that provides a Living Benefit Rider. As mentioned above, the terms of the Living Benefit Riders offered by the Company limit the available investment options to identified allocation models consisting of a specified selection of registered open-end management investment companies available as variable investment options under the applicable Contract. Each allocation model sets forth a specific allocation percentage for each variable investment option within the model. For Contract owners who have selected a Living Benefit Rider, all transfers, including the transfers contemplated by condition 6 of this Application, are limited to transfers of the entire Contract value to one of the other allocation models available under the applicable Living Benefit Rider. On the Substitution Date, assets in a Living Benefit Rider allocation model that are held in an Existing Fund Subaccount will be transferred to the applicable Replacement Fund Subaccount.

[4]

In reliance on the relief provided in Great-West Life Insurance Company, No-Action Letter (pub. avail. Oct. 23, 1990) and in The Equitable Life Assurance Society of the United States, No-Action Letter (pub. avail. Oct. 4, 1990), the Section 26 Applicants provide certain information to Inactive Contract owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying registered open-end management investment companies in lieu of filing post-effective amendments to their registration statements relating to those Inactive Contracts or delivering updated prospectuses to those Contract owners.

Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitutions, as well as prospectuses and supplements for the Replacement Funds. The Contract prospectus and Supplements, and the prospectuses and Supplements for the Replacement Funds, will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2.	Confirmation Statements

In addition to the Supplements distributed to Contract owners, the Company will send affected Contract owners a written confirmation of the completed proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The Company will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values. The confirmation statement will also include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Company will also send each Contract owner a current prospectus for each Replacement Fund involved in the proposed Substitutions to the extent that such Contract owners have not previously received a copy.

3.	Redemption and Purchase of Shares

Applicants will effectuate the Substitutions after the issuance of the requested order by the Commission. As of the Substitution Date, shares of the Existing Fund will be redeemed for cash. The Company, on behalf of the Accounts, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, the Contract values will remain fully invested at all times. All redemptions of shares of the Existing Funds and purchases of shares of the Replacement Funds will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants. Each Substitution will take place at the relative net asset value determined on the Substitution Date pursuant to Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Contract owner’s Contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts. The rights or obligations of the Company under the Contracts will not be altered in any way. The proposed Substitutions will take place with no change to the Contract owner’s Contract value, cash value and accumulation value. Accordingly, the proposed Substitutions will have no negative financial impact on any Contract owner. The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution. The proceeds of the redemption with respect to each Existing Fund will be used to purchase the appropriate number of shares of the respective Replacement Fund.

4.	Substitution Expenses

The Company or its affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the proposed Substitutions. The transaction comprising the Substitutions will be consistent with the policies of each investment company and with the general purposes of the 1940 Act.

The proposed Substitutions will not result in an increase in contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts. Additionally, the Substitutions are expected to result in decreased net expense ratios.

The proposed Substitutions will not result in adverse tax consequences to Contract owners and will not alter any tax benefits associated with the Contracts. No costs of the proposed Substitutions will be borne directly or indirectly by Contract owners. Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or the obligations of the Company under the Contracts be altered in any way.

5.	State Approval

The Company will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V. REQUEST OF ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution by the Company of shares of each Replacement Fund for shares of the corresponding Existing Fund, as described in this Application.

A.	Applicable Law

Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments of 1970 (the “1970 Amendments”). Prior to the enactment of the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, “recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.”5

[5]	In the years leading up to the 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act, requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee On Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

Congress responded to the Commissioners’ concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of the investors and provisions of the [1940] Act.6

The proposed Substitutions appear to involve the substitution of securities within the meaning of Section 26(c) of the 1940 Act.7 For the reasons described herein, the Applicants submit that the proposed Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the proposed Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision. In addition, the Applicants submit that the proposed Substitutions meet the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.8 Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

[6]	S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).
[7]	While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.”Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Act Rel. No. 12678 (Sept. 21, 1982).
[8]	See, e.g., Horace Mann Life Insurance Company, et. al., 1940 Act Rel. No. 31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., 1940 Act Rel. No. 31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., 1940 Act Rel. No. 31499 (Mar. 6, 2015) (Order) File No. 81214359; Minnesota Life Insurance Company, et al., 1940 Act Rel. No. 31028 (Apr. 24, 2014) (Order) File No. 812-14203; AXA Equitable Life Insurance Company et al., 1940 Act Rel. No. 30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company, et al., 1940 Act Rel. No. 30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance and Annuity Corporation, et al., 1940 Act Rel. No. 29947 (Feb. 14, 2012) (Order), File No. 812-13903; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 29716 (July 6, 2011) (Order), File No. 812-13821; National Life Insurance Company, et al., 1940 Act Rel. No. 29662 (Apr. 29, 2011) (Order), File No. 812-13806; American Family Life Insurance Company, et al., 1940 Act Rel. No. 29656 (Apr. 21, 2011) (Order), File No. 812-13842; MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; American United Life Insurance Company, et al., 1940 Act Rel. No. 29545 (Dec. 29, 2010) (Order), File No. 812-13780; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et al., Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et al., Act Rel. No. 29211 (Apr. 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et al., 1940 Act Rel. No. 29204 (Apr. 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; and Metlife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (Apr. 20, 2009) (Order), File No. 812-13588.

B.	Basis for an Order

Each of the proposed Substitutions is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other allocation models or other subaccounts and a fixed or indexed option, as applicable. Moreover, as is or will be described in appropriate Supplements, the Contracts will offer Contract owners the opportunity to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (for at least 30 days before the Substitution Date), or the Replacement Fund (for at least 30 days after the Substitution Date) to any other available investment option under the Contract without any cost or limitation other than those disclosed in the applicable prospectuses previously provided to Contract owners. Contract owners have the right to change their allocations at any time without restrictions or charges, as described in this Application. The proposed Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

Each of the proposed Substitutions is also unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their Contract values. They also select the specific type of insurance coverage or annuity payout offered by the Company under the Contracts, as well as numerous other rights and privileges set forth in the Contracts. Contract owners also may have considered the size, financial condition, type and reputation for service of the Company as the issuer of the Contracts. None of these factors will change as a result of the proposed Substitutions. In addition, Applicants maintain that each proposed Substitution is appropriate given the substantial similarity between the stated investment objectives and principal investment strategies of each Existing Fund as compared to each corresponding Replacement Fund, which would offer Contract owners continuity of their investment strategies and risks.

VI. PROCEDURAL MATTERS

A.	Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.	Authorization and Verification required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A and B.

D.	All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are attached hereto as Exhibit A and are incorporated by reference herein.

Appendix A

Accounts/Contracts

Account/Contract	1940 Act File No.	1933 Act File No.
The Guardian Separate Account K - Park Avenue Life – 95 - Park Avenue Life – 97 - Park Avenue Life Millennium Series	811-08736	33-83412 333-32101 333-43682

The Guardian Separate Account M - Park Avenue Variable Universal Life	811-08357	333-35681

The Guardian Separate Account N - Park Avenue Life Millennium VUL - SVUL Millennium - Flexible Solutions VUL - Flexible Solutions VUL Gold Series - Executive Benefits VUL - Flexible Solutions VUL III	811-09725	333-92475 333-35350 333-126483 333-148736 333-151073 333-188304

The Guardian Separate Account R

- Guardian Investor Asset Builder

- The Guardian Investor Variable Annuity L Series

- The Guardian Investor Variable Annuity B Series

- The Guardian Investor II (B and L Series)

- The Guardian Investor ProStrategies Variable Annuity (I Share)

- The Guardian Investor ProFreedom Variable Annuity (B Share)

- The Guardian Investor ProFreedom Variable Annuity (C Share)

	811-21438	333-109483 333-153839 333-153840 333-179997 333-187762 333-187762 333-193627

SIGNATURES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC. has authorized this Application to be duly signed on its behalf and on behalf of its Separate Accounts, in the State of New York on the 10th day of November, 2015.

THE GUARDIAN SEPARATE ACCOUNT K

THE GUARDIAN SEPARATE ACCOUNT M

THE GUARDIAN SEPARATE ACCOUNT N

THE GUARDIAN SEPARATE ACCOUNT R

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

By:	/s/ Douglas Dubitsky
Name:	Douglas Dubitsky
Title:	Senior Vice President, Product Management

The Guardian Insurance & Annuity Company, Inc.

EXHIBIT INDEX

Exhibit	Description

A	Resolutions of The Guardian Insurance & Annuity Company, Inc. Authorizing Filing the Application

B	Verification of The Guardian Insurance & Annuity Company, Inc., The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, and The Guardian Separate Account R

Exhibit A

The Board Resolutions authorizing The Guardian Insurance & Annuity Company, Inc. to file the Application to which this Exhibit A is attached, File No. 812-14449, were included as Exhibit A to the initial filing of the Application on April 24, 2015. These Resolutions remain in full force and effect and are hereby incorporated by reference.

Exhibit B

VERIFICATION

The undersigned states that he has duly executed the attached Application dated the 10th day of November, 2015, for and on behalf of

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account K

The Guardian Separate Account M

The Guardian Separate Account N

The Guardian Separate Account R

that he is Senior Vice President, Product Management, of The Guardian Insurance & Annuity Company, Inc., and that all actions by shareholders, directors / trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with such Application and the contents thereof, and the facts therein set forth are true, to the best of his knowledge, information and belief.

By:	/s/ Douglas Dubitsky
Name:	Douglas Dubitsky
Title:	Senior Vice President, Product Management
The Guardian Insurance & Annuity Company, Inc.